SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Results of Woori Bank’s annual general meeting of shareholders for fiscal year 2004

The annual general meeting of shareholders of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, was held on March 25, 2005, and all three agenda items listed below were approved and ratified as originally proposed.

Key details relating to the annual general meeting of shareholders

•	Meeting Date: March 25, 2005

•	Agenda items:

1)	Approval of financial statements for the fiscal year 2004

(Units : millions of KRW)

Balance Sheet		Income Statement
Total assets	106,009,480	Revenue	11,371,137
Total liabilities	98,423,279	Operating income	1,451,206
Paid-in-capital	3,179,783	Net income	1,996,694
Shareholders’equity	7,586,201	EPS	3,222

– External auditor opinion : Unqualified

2)	Resolution for Dividends

– Dividend amount (includes interim dividends) : KRW 400,016,688,820

3)	Appointment of directors

– Number of directors appointed

Total number of directors	9
Number of external directors	6
External director ratio	66.7%

Appointed External Directors

a.   Sang-Kee Min (Incumbent)

b.   Taek-Soo Han (Incumbent)

c.   Jun Park (Incumbent)

d.   Il-Sung Shin (New)

e.   Sung-Keun Ha (New)

f.   Kyung-Hee Yoon (New)

– Number of statutory auditors appointed : 1 (standing auditor)

– Number of directors appointed as audit committee members

Number of audit committee members who are external directors	3
Number of audit committee members who are standing directors	1

Newly Appointed Audit Committee Members

a.   Taek-Soo Han (Incumbent)

b.   Il-Sung Shin (New)

c.   Kyung-Hee Yoon (New)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 25, 2005	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director